Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603

                                July 20, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549

      Re:                           FT 9474
    Ameriprise Moderate Dividend & Growth (MDG) Portfolio, July 2021 Series
                                 (the "Trust")
                     CIK No. 1857263; File No. 333-257182
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We   received  your  additional  comments  regarding   the  Registration
Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. WILL AMERIPRISE RECEIVE COMPENSATION FOR THE SALE OF THIS TRUST? IF SO, PLEASE DISCLOSE IN THE PROSPECTUS.

      Response: The following has been added to the Portfolio Selection Process section of the prospectus:

      "Ameriprise Financial, Inc., or its affiliates, will receive compensation for sales of Units of the Trust."

      2. THE STAFF NOTES THE TRUST INDICATED IN ITS PREVIOUS CORRESPONDENCE THAT THE FOLLOWING DISCLOSURE HAS BEEN ADDED TO THE PROSPECTUS: "THE SPONSOR THEN PERFORMS A SERIES OF QUALITY AND LIQUIDITY SCREENS ON THE SECURITIES INCLUDED IN THE MDG MODEL PORTFOLIO TO ENSURE SUITABILITY FOR INCLUSION IN THE TRUST."

      PLEASE ADD MORE SPECIFICS AS TO THE "QUALITY AND LIQUIDITY SCREENS" USED BY THE SPONSOR. ADDITIONALLY, PLEASE SPECIFY THE NUMBER OF SECURITIES SELECTED FOR THE TRUST'S FINAL PORTFOLIO.

      Response: Pursuant to the Staff's comment, the disclosure has been revised as follows:

      "The MDG Model Portfolio is provided by Ameriprise to the Sponsor. The Sponsor then performs a series of quality and liquidity screens on the securities included in the MDG Model Portfolio to ensure suitability for inclusion in the Trust. For the quality screen, the Sponsor screened for companies with market capitalizations of typically $100 million or greater, analyst stock ratings with an average of hold or higher, investment grade bond credit ratings and stocks that trade on a major U.S. stock exchange. For the liquidity screen, the Sponsor screened for stocks that have enough daily liquidity to adequately support the buying and selling of the anticipated number of shares on any given day to meet the Trust's purchases and/or redemption requirements. Lastly, only those securities that fit within the Trust's investment objective and are suitable to be included in a unit investment trust are eligible to be included in the Trust's portfolio. The Trust's final portfolio consists of all 33 securities included in the MDG Model Portfolio as of June 30, 2021."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon